VIA FACSIMILE

July 30, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Office of the Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. ###-##-####

Re:	MEDNAX, Inc.

File Number 001-12111

Dear Mr. Rosenberg:

We have received the Staff’s comment letter dated July 27, 2009 (the “Comment Letter”), addressed to the undersigned as Chief Financial Officer of MEDNAX, Inc. (the “Company”), relating to the Annual Report on Form 10-K (the “Annual Report”) filed by the Company for the year ended December 31, 2008. As discussed with the Staff, it is our intention to file a response to your comments on or before September 10, 2009.

If you or any other member of the Staff should have any questions regarding this letter, please feel free to contact the undersigned by phone at 954-384-0175, extension 5229.

Sincerely,

/s/ Karl B. Wagner
Karl B. Wagner
Chief Financial Officer

Cc:	Vanessa Robertson

Mary Mast